April 15, 1997

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products

450 Fifth Street, N.W.
Washington, DC 20549
Attention: Ms. Patrice M. Pitts
               Branch Chief

         RE:   United Companies Life Insurance Company
               Application Pursuant to Rule 477
               to Withdraw Form S-1 Registration Statement
               File No. 33-95968
               ____________________________________________

Dear Ms. Pitts:

This request is made on behalf of United Companies Life Insurance Company (the "Company"). The Company issues two variable annuity products registered with the Securities and Exchange Commission. They are individual and group fixed and variable annuity contracts with market value adjustment ("MVA") options (collectively, the "Contracts"). Each product has two Registration Statements - one on Form N-4 (for the variable annuity contracts) and the other on Form S-1 (for the MVA Account options). The Company has redesigned the products. Effective May 1, 1997, the MVA Account options will no longer be available for sale.

The Company has filed a Post-Effective Amendment to its registration statement on Form N-4 (File No. 33-91362) pursuant to Securities Act Rule 485(a) which, among other things, deletes the disclosure currently required by Form S-1 in its prospectus. It also filed a request pursuant to Rule 485(b)(1)(ix) with respect to its other Form N-4 registration statement (File No. 33-95778). The Rule 485(b)(1)(ix) request was granted.

The Company hereby applies to deregister the Form S-1 Registration Statement (File No. 33-95968), effective May 1, 1997.

Please contact the undersigned with any questions or comments concerning the above.

                                              Sincerely,

                                              BLAZZARD, GRODD & HASENAUER, P.C.

                                              By: /s/ LYNN KORMAN STONE
                                              __________________________________
                                                      Lynn Korman Stone